UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Rule 13d-102)

                         INFORMATION TO BE INCLUDED IN
               STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
                        AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)
                              (Amendment No.  )

                             Keebler Foods Company
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  487256 10 9
                                (CUSIP Number)

                               January 28, 1998
            (Date of Event Which Requires Filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               / /  Rule 13d-1(b)
               / /  Rule 13d-1(c)
               /X/  Rule 13d-1(d)

                    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 487256 10 9

     1)     Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person:
            Artal Group S.A.

     2)     Check the Appropriate Box if a Member of a Group (See
            Instructions):
            (a)
            (b)

     3)     SEC Use Only

     4)     Citizenship or Place of Organization:   Luxembourg

            Number of Shares Beneficially Owned by Each Reporting Person With

     5)     Sole Voting Power: 0

     6)     Shared Voting Power:  17,228,729

     7)     Sole Dispositive Power:  0

     8)     Shared Dispositive Power:  17,228,729

     9)     Aggregate Amount Beneficially Owned by Each Reporting
            Person:  17,228,729

    10)     Check if the Aggregate Amount in Row (9) Excludes
            Certain Shares (See Instructions):

    11)     Percent of Class Represented by Amount in Row (9): 20.5%

    12)     Type of Reporting Person (See Instructions):  CO




                                  (Page 2 of 9 Pages)
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CUSIP No. 487256 10 9

    1)     Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Persons:
           Artal Luxembourg S.A.

    2)     Check the Appropriate Box if a Member of a Group
           (See Instructions):
           (a)
           (b)

    3)     SEC Use Only

    4)     Citizenship or Place of Organization:    Luxembourg

           Number of Shares Beneficially Owned by Each Reporting Person With

    5)  Sole Voting Power:   17,228,729

    6)  Shared Voting Power:  0

    7)  Sole Dispositive Power:  17,228,729

    8)  Shared Dispositive Power: 0

    9)  Aggregate Amount Beneficially Owned by Each Reporting
        Person:  17,228,729

   10)  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions):

   11)  Percent of Class Represented by Amount in Row (9):  20.5%

   12)  Type of Reporting Person (See Instructions):  CO



                                        (Page 3 of 9 Pages)
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                         SCHEDULE 13G

Item 1(a)  Name of Issuer:

      Keebler Foods Company

Item 1(b)  Address of  Issuer's Principal Executive Offices:

      677 Larch Avenue
      Elmhurst, Illinois  60126

Item 2(a)  Name of Person Filing:

      Artal Group S.A.
      Artal Luxembourg S.A.

Item 2(b)  Address of Principal Business Office or, if None, Residence:

      105, Grand-Rue
      L-1661 Luxembourg
      Luxembourg

Item 2(c)  Citizenship:

      Artal Group S.A. - Luxembourg
      Artal Luxembourg S.A. - Luxembourg

Item 2(d)  Title of Class of Securities:

      Common Stock, par value $.01 per share

Item 2(e)  CUSIP Number:

      487256 10 9

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

           (a) / / Broker or dealer registered under Section 15 of the Exchange Act.

           (b) / / Bank as defined in section 3(a)(6) of the Exchange Act.

           (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act.



                                        (Page 4 of 9 Pages)
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           (d) / /   Investment company registered under Section 8 of
                     the Investment Company Act.

           (e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

           (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

           (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

           (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

           (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

           (j) / /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

           If this statement is filed pursuant to Rule 13d-1(c), check this box. / /

                         Not applicable

Item 4.  Ownership

           (a)  Amount Beneficially Owned

As of December 31, 1998, Artal Luxembourg S.A. was the record owner of 17,228,729 shares of the identified class of securities. As the parent entity of Artal Luxembourg S.A., Artal Group S.A. may be deemed, for purposes of the Securities Exchange Act of 1934, as amended (the "Act"), to be the beneficial owner of shares of the identified class of securities held of record by Artal Luxembourg S.A., but it disclaims beneficial ownership of such securities. On January 26, 1999, Artal Luxembourg S.A. sold 15,654,500 shares of the identified class of securities in a registered public offering. As of the date hereof, Artal Luxembourg S.A. owns 1,574,229 shares (or 1.9%) of the identified class of securities.

           (b)  Percent of Class

                See Item 11 of each cover page

           (c)  Number of shares as to which such person has:

                          (Page 5 of 9 Pages)
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                (i)  sole power to vote or to direct the vote

                     See Item 5 of each cover page

               (ii)  shared power to vote or to direct the vote

                     See Item 6 of each cover page

              (iii)  sole power to dispose or to direct the disposition of

                     See Item 7 of each cover page

               (iv) shared power to dispose or to direct the disposition of

                         See Item 8 of each cover page

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

                         See Item 4.























                                        (Page 6 of 9 Pages)
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Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.

                         See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                         Not applicable.

Item 9.  Notice of Dissolution of Group.

                         Not applicable.

Item 10. Certifications.

                         Not applicable.




























                                        (Page 7 of 9 Pages)
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                                    SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              ARTAL GROUP S.A.


                                              By:  /s/ Paul Kohler
                                                   -----------------------
                                                   Name:  Paul Kohler
                                                   Title:



          February 11, 1999






























                                        (Page 8 of 9 Pages)
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                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              ARTAL LUXEMBOURG S.A.


                                              By: /s/ Paul Kohler
                                                  -------------------------
                                                  Name:  Paul Kohler
                                                  Title:



          February 11, 1999






























                                        (Page 9 of 9 Pages)
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                             EXHIBIT



          Exhibit 1 -    Joint Filing Agreement











































                                       (Page 10 of 9 Pages)
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                                                            Exhibit 1



                            JOINT FILING AGREEMENT

          We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, field on behalf of each of us.


                                        ARTAL GROUP S.A.


                                        By: /s/ Paul Kohler
                                            ---------------------
                                            Name:  Paul Kohler
                                            Title:


                                        ARTAL LUXEMBOURG S.A.


                                        By: /s/ Paul Kohler
                                            ---------------------
                                            Name:  Paul Kohler
                                            Title: